SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

McMoRan Exploration Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

582411104

(CUSIP Number)

Douglas N. Currault II

1615 Poydras Street

New Orleans, Louisiana 70112

(504) 582-1766

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582411104

1.	Name of reporting persons. James R. Moffett
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13.	Percent of class represented by amount in Row (11) N/A(1)
14.	Type of reporting person (see instructions) IN

(1)	The Reporting Person disposed of all shares of Common Stock beneficially owned in connection with the Merger discussed in Item 3.

This Amendment No. 13 amends the Schedule 13D filed on July 3, 2002 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on January 3, 2003, Amendment No. 2 filed on December 1, 2003, Amendment No. 3 filed on February 11, 2004, Amendment No. 4 filed on February 10, 2006, Amendment No. 5 filed on May 26, 2006, Amendment No. 6 filed on February 1, 2007, Amendment No. 7 filed on March 7, 2007, Amendment No. 8 filed on November 7, 2007, Amendment No. 9 filed on December 5, 2007, Amendment No. 10 filed on February 9, 2009, Amendment No. 11 filed on June 22, 2009 and Amendment No. 12 filed on February 10, 2012 (collectively the “Amended Schedule 13D”) on behalf of James R. Moffett (the “Reporting Person”) to update the Reporting Person’s holdings.

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of McMoRan Exploration Co. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2. Identity and Background

(a), (b), and (c) This statement is filed by James R. Moffett (the “Reporting Person”). The business address of the Reporting Person is 1615 Poydras Street, New Orleans, Louisiana 70112. Prior to consummation of the Merger (as defined below), James R. Moffett was Chief Executive Officer, President and Co-Chairman of the Board of the Issuer, which is engaged in the exploration, development and production of oil and gas offshore in the Gulf of Mexico and onshore in the Gulf Coast region.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The purpose of this amendment is to report that on June 3, 2013, pursuant to the Agreement and Plan of Merger, dated as of December 5, 2012 (the “Merger Agreement”) by and among the Issuer, Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“FCX”), and INAVN Corp., a Delaware corporation and wholly owned subsidiary of FCX (“Merger Sub”), Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of FCX (the “Merger”).

At the effective time of the Merger, each issued and outstanding share of the Common Stock was converted into the right to receive $14.75 in cash and 1.15 units representing beneficial interests in Gulf Coast Ultra Deep Royalty Trust (the “Merger Consideration”), without interest and less any applicable withholding taxes.

Pursuant to the terms of the Merger Agreement, each outstanding and unexercised option to acquire shares of the Common Stock as of the closing of the Merger converted into a stock option relating to shares of FCX common stock on the same terms and conditions as the option to acquire shares of the Common Stock immediately prior to closing, adjusted to reflect the exchange ratio between the trading price of the Common Stock and FCX common stock, in each case for the five trading days immediately preceding the closing date of the Merger.

As a result of the Merger, the Reporting Person no longer beneficially owns any shares of the Common Stock.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

(a), (b), and (d) As of the date hereof, James R. Moffett does not beneficially own any shares of the Common Stock.

(c) As described in Item 3, on June 3, 2013, the Reporting Person disposed of all shares of the Common Stock beneficially owned in connection with the consummation of the Merger in exchange for the Merger Consideration, and received options to acquire FCX common stock in exchange for outstanding stock options to acquire Common Stock.

(e) On June 3, 2013, the Reporting Person ceased to beneficially own more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Exhibit Name

2.1	Agreement and Plan of Merger, dated as of December 5, 2012, by and among McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and INAVN Corp. (schedules and exhibits omitted pursuant to 601(b)(2) of Regulation S-K) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 7, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2013	/s/ James R. Moffett
Date	James R. Moffett

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).